Legg Mason Partners Variable Diversified Strategic Income Portfolio Legg Mason Partners Variable Global High Yield Bond Portfolio
Legg Mason Partners Variable Strategic Bond Portfolio
Legg Mason Partners Variable Capital and Income Portfolio
Legg Mason Partners Variable Aggressive Growth Portfolio
Legg Mason Partners Variable Growth and Income Portfolio


Item 77E

On July 24, 2007, NYSE Regulation, Inc. ("NYSE Regulation") and the
New Jersey Bureau of Securities ("NJBS") announced they had censured and fined Citigroup GlobalMarkets Inc. ("CGM") for failing to supervise trading of mutual fund shares and variable annuity mutual fund sub-accounts, failing to prevent deceptive market timing by certain brokers on behalf of hedgefund customers, and failing to maintain adequate books and records during the period from January 2000 to September 2003. Under the settlement with NYSE Regulation and NJBS, CGM agreed to pay a total of $50 million in disgorgement and penalties and neither admitted nor denied guilt. CGM is a distributor of the Funds. The Funds' manager believes that this settlement will not have any effect on the financial position or results of operations of the Funds. The manager has been informed by CGM that the settlement will not affect the ability of CGM to continue to render services to the Funds under its contract.